UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                         For the date of 12 May 2005

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








FOR IMMEDIATE DELIVERY
       12 MAY 2005





AIB GROUP CHIEF EXECUTIVE DESIGNATE EUGENE SHEEHY APPOINTED TO AIB BOARD





Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) is pleased to announce that Eugene Sheehy, who was appointed Group Chief Executive Designate on 10 March 2005, has today been appointed an Executive Director of the Group.



Mr Sheehy (51) joined AIB in 1971 and has held a variety of key posts with the organisation. Most recently he worked in the US as Chairman and CEO, Mid Atlantic Division, M&T Bank.



Mr Sheehy's appointment to the Board takes place with immediate effect.



                                    - ENDS -



For further information contact:
Catherine Burke                         Alan Kelly
Head of Corporate Relations             Head of Group Investor Relations
AIB Group                               AIB Group
Bankcentre                              Bankcentre
Dublin 4                                Dublin 4
Tel: +353-1-6600311 ext. 13894          Tel: +353-1-6600311 ext. 12162










                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  12 May 2005                                  By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.